Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 5, 2017

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Holding Company Limited

Amendment No. 1 to the Registration Statement on Form S-4

Filed May 15, 2017

File No. 333-217256

Dear Ms. Mills-Apenteng:

On behalf of Capitol Acquisition Holding Company Limited (“Holdings”), we respond as follows to the Staff’s comment letter, dated May 31, 2017, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdings’ response to each comment immediately thereafter.

The Business Combination Proposal

Background of the Transactions, page 58

1.	We note your response to prior comment 6 regarding your discussions and negotiations involving structuring the post-merger public entity as a Cayman Islands exempted company. Please explain why Cision insisted upon a foreign holding structure and why the Cayman Islands entity was preferable from a "corporate governance standpoint." Further, provide investors insight as to the reasons why Capitol's and Cision's boards believed this foreign structure was preferable to a domestic reporting company structure.

We have revised the disclosure on pages 63, 64 and 66 of the Registration Statement as requested.

Securities and Exchange Commission

June 5, 2017

Certain Forecasted Financial Information for Cision, page 66

2.	We note your response to prior comment 8. Please explain to us in greater detail why you believe the assumptions relied upon are reasonable and supportable. We refer you to Item 10(b) of Regulation S-K.

Canyon Holdings S.a r.l. (“Cision” or the “Company”) believes that the assumptions used to derive the projections are reasonable and supportable for the following reasons. Management derived its forecasts based on modeling revenue growth assumptions and estimates of controllable expenditures. In preparing the models, management relied on a number of factors, including the executive team’s significant experience in the cloud software sector, the actual performance of Cision and its acquired companies since its inception in 2014, as well as the pre-acquisition results and performance of PR Newswire. Management also noted that the revenue growth rates, Adjusted EBITDA margins and Adjusted EBITDA growth rates used are in line with available third party PR industry research as well as the published financial estimates of comparable public companies. Revenues are projected to grow to $861 million in 2021, which approximates a 7% CAGR. This CAGR is comparable with (i) Burton Taylor’s 2016 PR industry growth estimate of 6.6%, (ii) Burton Taylor’s PR industry 5 year CAGR estimate of 5.7%, (iii) the median 2017-2019 CAGR of 5.9% for the selected comparable Information Services companies on page 69 of the Registration Statement, and (iv) the median 2017-2019 CAGR of 6.6% for the selected comparable Enterprise Software companies on page 69 of the Registration Statement.

Adjusted EBITDA is projected to grow to $380 million in 2021, which represents a 12.9% CAGR. A significant portion of this growth is derived from the synergies to be realized from the Company’s acquisition of PR Newswire. After adjusting for these synergies, the CAGR is comparable to (i) the median 2017-2019 CAGR of 6.1% for the selected comparable Information Services companies on page 69 of the Registration Statement and (ii) the median 2017-2019 CAGR of 8.8% for the selected comparable Enterprise Software companies on page 69 of the Registration Statement. Adjusted EBITDA margins are projected to grow to 44.2% in 2021 which is are comparable to the median 2017 EBITDA margin of 40.3% for the selected comparable information services companies as determined by Factset (33.9%), Verisk Analytics (50.5%), S&P (46.7%) and Nielsen (30.8%).

The Company has revised the disclosure on page 67 of the Registration Statement to explain the foregoing to investors.

3.	We note your response to prior comment 9. Please revise your forecasts or projections to include net income (loss) and earnings (loss) per share for each period presented. In this respect, forecasts or projections of revenues, net income (loss) and earnings (loss) per share usually are presented together in order to avoid any misleading inferences that may arise when the individual items reflect contradictory trends by presentation of just "key elements." We refer you to Item 10(b)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises that the projections provided by Cision to Capitol were created by a private company solely for the purposes of the merger negotiations and not with a view to future inclusion in the Registration Statement. These projections were included in the Registration Statement because such information is customarily included in proxy materials relating to an acquisition by a special purpose acquisition company and may be viewed as material to investors. Net income was was not a component of the projections (nor was it calculated) and was not provided to Capitol in connection with the merger discussions. Providing a reconciliation to net income (loss) and earnings (loss) per share would not be possible without unreasonable effort, as Cision would be required to make numerous assumptions, including, among others, tax rates, restructuring charges and foreign exchange conversion rates. Cision believes these assumptions would be speculative and that the inclusion of such information could be unreliable. The Company has revised the disclosure on pages 67 and 68 of the Registration Statement to provide further clarification with respect to these circumstances and the underlying trends with respect to net income.

Securities and Exchange Commission

June 5, 2017

Cision's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 138

4.	We note your revised disclosures in response to prior comment 17. Please explain why your disclosures no longer indicate that the increase in your fiscal 2016 revenues was offset partially due to lowered prices on certain renewed contracts resulting from price competition. In addition, we note that increases in your net revenues each period have been offset by net customer losses, resulting in part from your increased focus on bundled solutions. Please ensure that material changes and/or trends are addressed in your discussion of results of operations for revenue to the extent that you have not already done so. We refer to your Section III.B of SEC Interpretive Release No. 33-8350 and Item 303(a)(3) of Regulation S-K.

The Company previously revised the disclosure in the Registration Statement to remove the reference to lowered pricing on renewed contracts and price competition (i) to give greater prominence to what management believes to be more significant changes affecting revenue, and (ii) to ensure the disclosure more appropriately reflects Cision’s business as a whole.  The previously revised disclosure, regarding selling bundled solutions, gave more prominence to the Company’s increased focus on selling bundled solutions which then lowered the relative significance of the disclosure related to the trend with respect to lowered prices on certain renewed contracts resulting from price competition. The Company has further revised the disclosure on pages 140, 142 and 144 of the Registration Statement to now include both sets of factors, in order of management’s view of their prominence.

The Company believes that the existence of any significant trends has already been adequately described in the Registration Statement. However, the Company will continue to monitor and disclose the existence of any other new trends in future filings accordingly.

5.	We note your revised disclosures in response to prior comment 18. Please explain in greater detail why the reduction of the valuation allowances in the US group due to the establishment of deferred tax liabilities in the purchase accounting resulted in an income tax benefit.

The Company has revised the disclosure on page 143 of the Registration Statement as requested.

Liquidity and Capital Resources, page 145

6.	We note your revised disclosures in response to prior comment 20. Please revise to explain in greater detail why you believe you have sufficient capital resources to meet your liquidity needs in both the short-term and long-term considering the cash interest payments due in connection with your current and long-term debt obligations and the CPECs redeemable status. We refer to Item 303(a) of Regulation S-K and SEC Release 33-8350.

Securities and Exchange Commission

June 5, 2017

The Company has revised the disclosure on page 146 of the Registration Statement as requested.

7.	We note from your revised disclosures in response to prior comment 21 that the majority of the unremitted foreign earnings are located in European countries in which the earnings can be remitted to the parent company with no additional taxation. Please revise your disclosures to quantify the amount of cash and investments held outside of the United States.

The Company has revised the disclosure on page 147 of the Registration Statement as requested.

Financial Statements

Capital Acquisition Corp. III

Note 3. Initial Public Offering and Founders' Warrants, page F-23

8.	We note your response to prior comment 30. Please clarify your disclosures to indicate that the warrants do not allow for net-cash settlement under any circumstances.

We have revised the disclosure on pages F-11, F-23 and F-24 of the Registration Statement as requested.

Canyon Holdings S.a.r.l. and its Subsidiaries

Note 2. Summary of Significant Accounting Policies

Equity-Based Compensation and Profits Interests, page F-50

9.	We note from your revised disclosures in response to prior comment 35 that 1,517,985 Class C Unit grants were made in 2015 to certain employees in connection with the acquisition of Viralheat with a participation threshold of $7.79 which, at the time, was in excess of the estimated grant date fair value of the underlying Class C Units. Please explain why you used a participation threshold that was in excess of the estimated grant date fair value of the underlying Class C Units.

The Company advises the Staff that the Class C Units in question were granted to the selling shareholders of Viralheat, who subsequently became employees of Cision after the close of the acquisition. The sellers mutually agreed to receive Class C Unit grants that had, at that time, a participation threshold in excess of the then fair value of the underlying C Units due to the sellers’ perceived optimism over the relative contribution that an integrated Viralheat could make to the wider growth of Cision as a whole. Cision management offered the out of the money participation threshold units to the sellers to provide added incentive to the individuals to deliver on their forecasts. The awards were valued using the Black Scholes model and the corresponding equity based compensation expense was recorded in the consolidated statements of net loss and comprehensive loss on a straight line basis over the vesting period.

Securities and Exchange Commission

June 5, 2017

Note 16. Segment and Geographic Information, page F-80

10.	We note your response to prior comment 48 and have the following additional comments:

•	Describe how your organizational structure and operating segments have changed and will change as a result of acquisitions, dispositions, and changes in business strategy (i.e., launch of the C3 Platform). Refer to the guidance in ASC 280 which would support aggregation in view of historical and future changes;

•	Explain in greater detail how the performance of recent acquisitions or different lines of businesses are evaluated. In this respect, we note from your MD&A discussion that you appear to separately evaluate performance of the PR Newswire business. In addition, we note that you only recently launched the C3 platform in October 2016 and the majority of Cision's revenue today comes from customers who purchase only a subset of the capabilities currently offered by Cision;

•	Describe in greater detail the varying degrees to which the individual performance of recent acquisitions and different product and service offerings are discussed and reviewed during the monthly financial and operational review calls and would be considered in any segment determination under ASC 280-10-50-1;

•	Describe the basis for considering that each of your products and services are similar as offered across each of your segments in a manner that allows for aggregation under ASC 280-10-50-11;

•	Explain your consideration of disclosing revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services. We refer you to ASC 280-10-50-40;

•	In view of the APAC segment's dissimilar Adjusted EBITDA historical and forecasted margins and dissimilar degree of resource allocation to your other aggregated segments, please explain why APAC aggregation is appropriate with reference to ASC 280-10-55-7A to 7C.

In response to the Staff’s comment, the Company wishes to advise the Staff as follows:

Describe how your organizational structure and operating segments have changed and will change as a result of acquisitions, dispositions, and changes in business strategy (i.e., launch of the C3 Platform). Refer to the guidance in ASC 280 which would support aggregation in view of historical and future changes;

Overview

As described on page 124 of the Registration Statement, the strategic objective of the Company since its inception has been to establish a single cloud based PR technology platform (known as C3) that can deliver various database, media distribution, analysis and monitoring capabilities to customers through a single customer interface. Through this interface the customer can access additional capabilities for an additional fee. After the Company’s foundational acquisition of Cision in April 2014, this strategic objective has been carried out through the pursuit of organic growth in all regions, supplemented by adding and integrating a number of highly strategic acquisitions. These acquisitions are deliberately focused on companies in the same PR sector with existing cloud technology that can be integrated quickly into C3, rapidly advancing the features available within the C3 platform and further expanding the capabilities to be able to be delivered to existing and also new customers. Acquisitions therefore create immediate cross sell opportunities of the capabilities within the single C3 platform. For example, an acquired customer that had previously purchased only distribution services from PR Newswire prior to its acquisition, can now be cross sold monitoring and analysis services within the same C3 offering. Strategic acquisitions also bring cost synergies, additional geographical presence and regional management expertise to the Company.

Organizational Structure and Operating Segments

As described on page 124 of the Registation Statement, the acquisitions of Cision in April 2014 and Vocus in May 2014 established the foundation of the core media database, monitoring and analysis business. These businesses both had significant US and a smaller disperse European footprint. Cision and Vocus had complementary but separate technologies. The planned completion of the technological, commercial and financial integration of these two companies occurred through the remainder of 2014 and into 2015. By the end of 2015, these two businesses were operating on a single technology platform with a single management team, monitored by a single set of regional financial data.

In late 2014, the Company acquired, and subsequently integrated, Gorkana, a cloud-based PR software UK based group of companies. This acquisition was strategic in that it expanded Cision’s footprint in Europe and, importantly, created a European hub for the Company to complement its existing European activities and allow for the acceleration of scale in that region. Gorkana was technologically and commercially integrated into Cision by the end of 2015. During this timeframe, the Company also completed the, smaller, bolt on acquisitions of Visible Technologies and Viralheat in the US to enhance the platform’s social media functionality. These acquisitions were similarly integrated with the core Cision business from both a technological and financial perspective, but because of their size, these efforts were completed more quickly than the Vocus or Gorkana acquisitions.

Securities and Exchange Commission

June 5, 2017

The acquisitions of Cision and Vocus provided the Company with a small distribution capability in the US. A substantial worldwide distribution capability was considered to be the one remaining competence that would complete the strategic plan of offering a full suite of media, monitoring analysis and distribution to PR professionals. Beginning in 2015, the Company began a search for an acquisition target that would accelerate the planned organic growth in distribution. The highly strategic acquisition of PR Newswire was completed in mid-2016 for approximately $850 million. This acquisition was the largest and most geographically disperse acquisition made since the Company’s inception in 2014. The acquisition of PR Newswire brought with it a large number of North American and European customers and also an emerging footprint in the Asia Pacific region, the Company’s first presence in that region. This acquisition rounded out the Company’s comprehensive set of PR software, media distribution and media intelligence capabilities and provided significant competitive advantage by making it the only vendor with a comprehensive global solution for PR professionals.

Four months after the acquisition of all the strategically acquired capabilities discussed above, the Company launched and began marketing C3, a cloud-based platform which, as described earlier, integrates the Company’s existing capabilities with those of PR Newswire into a single unified interface. Given its size and scale, the integration of PR Newswire’s technology was complete by the end of Q1 2017. The introduction of C3 was not a change in business strategy, as the Staff has questioned; it represented the Company’s planned execution of its fundamental objective, which was to integrate and then market a complete set of capabilities to PR professionals through a singular seamless cloud user interface. The acquisition of PR Newswire brought with it a smaller ancillary business, Vintage, which was subsequently sold in March 2017. For the nine months that the Company owned Vintage, its operations were not integrated with the C3 platform, and its business manager reported directly to the Company’s CEO, however this was merely to maintain separation in order to effect a quicker sale of the entity in the event an acceptable offer was received, as opposed to any wider strategic reasons. Vintage contributed $12 million of revenue from the date of acquisition through December 31, 2016 and approximately one third of this amount in 2017, prior to its sale.

As described above, the acquisition of Vocus in May 2014 brought with it a small US only based distribution business, iContact. The iContact technology was integrated into the Cision platform shortly after its acquisition. At the time, iContact, provided a small but limited distribution capability so, in order to provide the geographical scale and wider distribution capability required to meet the Company’s strategic objectives in the short term, it needed to be augmented with a larger business with enhanced distribution capabilities and a more expansive geographical reach. The PR Newswire acquisition provided global scale in the distribution business for the first time. iContact is now fully integrated into C3 and therefore no longer has a CODM direct report. Revenue from iContact represents approximately 5-6% of consolidated revenue.

To summarize, at the end of 2016, the Company had five direct reports to the CEO, three regional direct reports as well as each of the business managers for iContact and Vintage. Prior to the acquisition of PR Newswire in June 2016, the Company had three operating segments, Americas, Europe and iContact each with similar long term economic characteristics. Beginning in 2017, the CEO has three direct reports aligning with the Company’s three regions and in line with the strategic objective to provide a singular cloud based platform capable of being delivered on a global basis. As described in more detail below, the Company’s current principal strategy is to grow and scale its emerging Asia Pacific business. This is being achieved through significant organic investment, augmented by an active search for acquisition targets, several of which are currently at an advanced stage. Acquisition targets will serve to accelerate the rate of current and planned growth, rapidly expand the number of customers served in that region and provide for additional technology that can be quickly integrated into the C3 platform and bring additional management expertise in that region. This is similar to how the Company executed its European plan where organic growth was accelerated through the acquisition and subsequent integration of Gorkana in 2014, allowing the Company to reach its expected profitability in the European market.

Securities and Exchange Commission

June 5, 2017

Explain in greater detail how the performance of recent acquisitions or different lines of businesses are evaluated. In this respect, we note from your MD&A discussion that you appear to separately evaluate performance of the PR Newswire business. In addition, we note that you only recently launched the C3 platform in October 2016 and the majority of Cision’s revenue today comes from customers who purchase only a subset of the capabilities currently offered by Cision;

The Company does not evaluate separately the performance of acquisitions. To do so would be contrary to its main strategic objective which, as described above, is to integrate acquisitions, technologically, operationally and financially, as soon as possible following their completion. The main focus of management following an acquisition is the generation of synergies, including costs synergies and also revenue synergies created through acquired customers and by cross selling the different capabilities of the integrated acquired technologies to existing customers and to customers of the acquired business within C3. This is consistent with how the Company’s management team is structured, primarily how the Company determines the direct reports to the CEO, and also how those individuals are compensated. The Company’s operational senior management team is structured geographically and it has a single CEO direct report responsible for the C3 platform and its development and integration efforts for anticipated future acquisitions. Management is compensated based on a mix of companywide and regional benchmarks. These benchmarks are revenue and Adjusted EBITDA for the Company and the applicable region. The Company does not operate in lines of business. As described above, following completion of PR Newswire integration efforts, the Company’s business is to operate through a single cloud platform which has multiple distribution, analysis and intelligence capabilities regardless of geography.

The substantially complete integration of technologies in late 2016, completed in early 2017, permitted the introduction and roll out of C3, which allows for seamless cross selling capabilities to thousands of existing customers within the singular C3 user experience interface. The acquisition of PR Newswire, for example, brought many thousands of customers who had only purchased PR Newswire’s distribution capabilities, and conversely it also provided the ability for the existing customer base to now be cross sold PR Newswire’s distribution services within C3. New customers are now sold the integrated C3 platform and, as customers with older subscription contracts renew (which substantially all have less than one year remaining), they will be migrated onto the C3 platform.

The acquisition of PR Newswire effectively doubled the size of the Company at the time. Given its relative impact, management believed that in order to provide more clarity and visibility into the substantial changes in revenue during 2016, it should disclose the amount of revenue contributed by the legacy PR Newswire in 2016. In future filings, as integration activities continue, a similar disclosure will not be possible or meaningful. Management also notes that this disclosure was consistent with the requirement to disclose revenue and net income from recent acquisitions pursuant to ASC 805-50. Due to the integration activities already completed the synergies achieved and cross selling efforts through December 31, 2016, the meaningful and accurate disclosure of PR Newswire’s net income for that period was not practical. The Company does do not manage the business based on PR Newswire revenue.

Securities and Exchange Commission

June 5, 2017

Describe in greater detail the varying degrees to which the individual performance of recent acquisitions and different product and service offerings are discussed and reviewed during the monthly financial and operational review calls and would be considered in any segment determination under ASC 280-10-50-1;

The information discussed in the monthly financial and operational review meetings focuses on the revenues and adjusted EBITDA metrics of that geography along with the achievement of identified synergies as it relates to recently acquired businesses.

On a monthly basis, detailed regional financial results of operations are shared with the CODM. These financial results are presented and compared to budget. Budgets are established based upon regional revenue and Adjusted EBITDA only. Each month, the Company’s CEO / CODM, regional managers and key members of the finance organization participate in a financial and operational review call where budget to actual variances are discussed. Segment managers are responsible for explaining in detail the reasons for each budget variance and detail a plan to address the financial impact. The CODM is focused on achieving the desired regional revenue and Adjusted EBITDA results, and not on the specific actions taken by the segment managers to achieve those results. Each regional manager has prepared remarks and discusses their strategy and result for the period in the context of achieving their stated budgeted goals for regional revenue and Adjusted EBITDA. The Company does not have separate budgeted or measured products or services and performance of individual acquisitions is not monitored.

Describe the basis for considering that each of your products and services are similar as offered across each of your segments in a manner that allows for aggregation under ASC 280-10-50-11;

Since the introduction of C3 in late 2016 and upon completion of the PR Newswire technology integration in early 2017, the Company has the ability to operate using a single cloud platform which has multiple capabilities (database, analysis, distribution, monitoring) available to PR professionals. As customers’ existing annual contracts expire with the Company, the Company expects substantially all of its customers to be organically transitioned onto the C3 platform from the legacy platform that existed prior to the acquisition of PR Newswire in mid-2016.

The C3 platform is simply a streamlined integration of the Company’s prior technology acquisitions, as opposed to a different set of capabilities. The C3 platform is made up of the legacy technology features, which the Company continues to enhance through its technology roadmap and under a single individual responsible for C3 development and integration, as future acquisitions are completed. Customers will continue to migrate onto the C3 platform as their existing arrangements expire, which will enable seamless upsell capabilities to customer that previously would have required more than one technology platform to achieve. As this migration to C3 occurs, the legacy platform are sunset.

The Company therefore does not have separate products, nor does it have dissimilar services that are unrelated to the individual capabilities provided by the single C3 platform (i.e. database, monitoring, analysis, distribution). The Company has a single C3 technology platform that delivers a suite of individual capabilities each comprising a service that all, or any subset of all, can be purchased by any customer. Because C3 is a single platform delivered globally, regardless of the geographical location of the customer, there are no differences in which capabilities within C3 that can be purchased by customers. Each geography sells database, monitoring, analytics and distribution capabilities managed by the Company’s regionally structured management team.

Securities and Exchange Commission

June 5, 2017

The Company believes that this, combined with the following fact pattern would support aggregation of regions into one reportable segment:

1. Nature of the products and services. The Company provides customers with database, media distribution, intelligence and monitoring services and associated professional services to PR, communications, and marketing professionals. Following its launch in 2016, and the completion of the PR Newswire technology integration in Q1 of 2017, these are provided through a single technology platform, C3, offered to all customers in all geographies.

2. Nature of the production processes. C3 is available to all customers in all geographies. In addition, the operating segments share centralized support resources including R&D, product development, marketing, HR, finance, legal and IT. Global customers are supported by inter segment activity across regional operating segments (global customers are served by all regions).

3. Nature of the Company’s customers. There are no differences in the characteristics of customers in any geography. The Company’s customers are typically PR and marketing professionals at medium to large corporate organizations that are looking to optimize their PR and marketing spend through monitoring, analysis and distribution of media.

4. Methods used to distribute products and services. The C3 platform is delivered virtually through a centrally hosted platform to customers in all regions. Direct sales organizations operate within the US and international markets. The Company’s direct sales organizations are generally split between new business teams and account management teams within each region. The Company attracts, acquires, and retains customers through digital demand campaigns, brand building and showcases of customer success which are the same regardless of geography.

5. Nature of the regulatory environment. The business in which the Company operates is not highly regulated. The Company is, however, required to comply with all national, state, and local laws in the jurisdictions in which it operates which are not considered to be significant.

Explain your consideration of disclosing revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services. We refer you to ASC 280-10-50-40;

As described above, since the introduction of C3 in late 2016 and upon completion of the PR Newswire technology integration in early 2017, the Company has the ability to operate using a single cloud platform which has various individual service capabilities (database, analysis, distribution, monitoring) available to PR professionals. The majority of these are sold on a recurring subscription basis. The C3 platform is simply a streamlined integration of the capabilities of prior technology acquisitions, as opposed to a different or distinct set of capabilities. The C3 platform is made up of the legacy technology features which the Company continues to enhance through its technology roadmap and under a single individual responsible for technology integration and development. The individual capabilities are similar in the context of ASC 280-10-50-40 in that they are delivered through the single C3 platform to the same set of customers, regardless of size of customer or geographical location or any other factors. Customers will continue to migrate onto the C3 platform as their existing arrangements expire, which will enable cross sell capabilities to customers that previously would have required more than one technology platform to achieve. The Company therefore does not have separate products or dissimilar services provided by the C3 platform.

Securities and Exchange Commission

June 5, 2017

In view of the APAC segment’s dissimilar Adjusted EBITDA historical and forecasted margins and dissimilar degree of resource allocation to your other aggregated segments, please explain why APAC aggregation is appropriate with reference to ASC 280-10-55-7A to 7C.

In the prior response to you dated May 15, 2017, the Company described how its Americas and European segments are currently economically similar and that the Company expects this to remain the same in the future. As described above, the Company’s Americas and European segments are the result of achieving scale through the completion of a number of highly strategic acquisitions and the successful integration of these acquisitions (e.g. Cision, Vocus and Gorkana in 2014) over a relatively short period of two and a half years. As discussed above, the PR Newswire technology integration into C3 was completed in early 2017 and other integration efforts are expected to be completed in 2017.

In contemplating the acquisitions of Cision and Vocus in 2014, the Company realized that following these acquisitions, the Company would have significant scale in Americas and some scale in Europe but due to the disparate geographical nature of the countries and business practices within Europe, we would need additional scale, broader coverage, and a significant European hub in order to deliver sustained margin improvement. In addition, given the Company’s then market share in Americas, Europe was a natural location to focus on next to deliver the pre-planned growth. Management dedicated internal resource to growing the European business at the time and also began to look for acquisition targets in order to accelerate the growth strategy. The acquisition of Gorkana represented the execution of that strategy. The Gorkana technology solution was complimentary and it added significant customer volume and management expertise to that region. The Gorkana technology was quickly integrated with the existing Cision platform. This strategic acquisition of Gorkana is one of the core reasons why the economics of the European region converged so quickly to those in the Americas; however the Company believes that in time these economics would have converged with organic investment regardless

The Company is now focused on the same strategy for the Asia Pacific region. The Company acknowledges that the current economics of the Asia Pacific region are not similar to Americas and Europe. However, this is not attributable to a dissimilar (lower) degree of resource allocation. In fact, the Asia Pacific region now comprises the Company’s largest single opportunity for continued expansion, and so the Company is investing a disproportionate amount of time, dollars and effort to achieve this (including substantial investment to establish a standalone sales force in each of Malaysia, Indonesia, Taiwan, and Australia). Despite its small size at 4% of 2017 consolidated revenue, and less than that in 2016 given its introduction with PR Newswire in June 2016, the Asia Pacific regional manager was made a direct report to the CEO in mid-2016 to ensure that the Company had an individual with sufficient experience and expertise to achieve growth in revenue and profitability in this region. The Company believes that more relevance should be placed on future long term financial performance expectations, and that actual results to date are not relevant given the Company’s limited presence in this region. An Adjusted EBITDA margin of approximately 11% is simply not an acceptable long term return for the Company and reflects a high degree of startup costs. The current lower Adjusted EBITDA measures are not due to lower investment, rather it is due to disproportionately heavy investment to create scale, size and improved profitability, mirroring the Company’s European strategy in 2014. During 2017, one of the Company’s main focuses is to identify substantial acquisition targets of similar PR based cloud solution providers in Asia Pacific and to complete one or more of these acquisitions, which will enable the Company to accelerate the region’s size and scale and also allow it to more quickly establish an Asia Pacific hub. These acquisition activities, include ongoing discussions with several targets, and the performance of acquisition due diligence on another in the region. If these acquisitions do not occur, and given the Company’s current plans for this region, and the Company has no reason to believe that they won’t, then the same result will follow in terms of long term similarity of economic characteristics, albeit over a longer time frame. In either event, the long term economics are expected to be similar to the rest of the world. Following the successful execution of the Company’s European strategy in 2014 and 2015, the Company has no reason to believe that the result of its investment and focus on the Asia Pacific region will create an outcome that is in any way dissimilar – that is, in time, the Asia Pacific region will continue to grow in size and scale and Adjusted EBITDA margins will converge to those of the rest of the Company.

Securities and Exchange Commission

June 5, 2017

As noted in the prior response to the Staff, the Company has noted that the current EBITDA margins of its largest public company competitor in Asia Pacific, iSentia, are similar to the Company’s current Americas and European Adjusted EBITDA margins. As a standalone public company, iSentia's EBITDA margin is currently approximately 26%, compared to Cision's EMEA segment of 30% and Cision’s Americas segment of 32%. This provides an additional datapoint that enables the Company to conclude that the macro operating and economic factors facing cloud based PR companies in Asia Pacific are not significantly different to those faced by the Company in other regions, supporting the Company’s assertion that the long term economic characteristics of our geographies are similar regardless of region. There are no differences in the nature of the services, the technology the Company delivers, and the composition of the customer group, within this region to the rest of the world. The Company’s strategy is the same regardless of geography. The Company is delivering the single C3 platform into Asia Pacific no differently to any other geography. The Company’s initial focus in that region is on the more established Asia Pacific countries, including Australia, where the Company does not believe that currency risk or economic conditions are dissimilar enough to prevent long term financial performance.

In evaluating aggregation of the AsiaPacific region, the Company considered the guidance in ASC 280-10-50-11 which indicates that segments with similar economic characteristics often exhibit similar long-term financial performance. Accordingly, to the extent that the future financial performance (including the economic, competitive and operating risks faced) of the Asia Pacific region is expected to be similar to that of the more mature Americas and Europe businesses in the near term, the Company believes that the economic characteristic requirements for aggregation are satisfied. The Company has evaluated the achievability of its proposed changes to this acquired operating segment, particularly in the context of the Company’s European strategy in 2014 and 2015. The Company does not believe that there are any significant differences in market size, economic factors or competitive risks between Europe, Americas and Asia Pacific to warrant a different conclusion. After evaluating the future prospects, all three operating segments are expected to be economically similar within the near term.

As a result of all of these factors, while the Company does not typically formally forecast more than one year out, the Company’s current internal objectives and long term outlook demonstrate that Adjusted EBITDA margins for the Asia Pacific business will converge to those of the rest of the world within a two year time frame, or shorter than this, in the event that the Company completes one or more of its planned strategic acquisitions in 2017. In the absence of any acquisitions, revenue from the Asia Pacific region in 2017 is expected to be approximately 4% of total revenue.

The Company also notes that Adjusted EBITDA margins in the region of 40%-45% are comparable to the median 2017 EBITDA margin of 40.3% for the selected comparable information services companies as noted from Factset (33.9%), Verisk Analytics (50.5%), S&P (46.7%) and Nielsen (30.8%).

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Ein